UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2015

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2015 and 2014	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2015	4

Notes to Financial Statements	5-11

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2015	12-26
Schedule H, line 4j - Schedule of Reportable Transactions
for the year ended December 31, 2015	27-28

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Plan has elected to apply the early adoption provisions of Financial Accounting Standards Board Accounting Standards Update 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts and (Part II) Plan Investment Disclosures - consensuses of the Emerging Issues Task Force. Our opinion is not modified with respect to that matter.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule of Reportable Transactions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements taken as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 28, 2016

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2015	2014
Assets
Investments:
Investments, at fair value (see Note 5)	$2,823,163,330	$2,962,033,111
Investments, at contract value (see Note 6)	543,354,776	580,080,388
Total investments	3,366,518,106	3,542,113,499

Receivables:
Accrued interest and dividends	2,466,671	1,305,221
Employer contributions	1,102,117	—
Employee contributions	3,201,149	—
Notes receivable from participants	59,649,938	58,689,284
Due from brokers	11,266,174	150,206
Total receivables	77,686,049	60,144,711
Total assets	3,444,204,155	3,602,258,210

Liabilities
Administrative expenses payable	2,600,764	1,213,080
Due to brokers	32,864,072	320,911
Total liabilities	35,464,836	1,533,991

Net assets available for benefits	$3,408,739,319	$3,600,724,219

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31,
2015

Additions:
Contributions
Employer	$43,624,211
Participant	139,315,455
Total contributions	182,939,666

Investment Income (Loss):
Interest and dividends	54,726,254
Net depreciation in fair value of investments	(121,397,423)
Total investment loss	(66,671,169)

Interest income on notes receivable from participants	2,498,479

Deductions:
Distributions to participants	(305,608,680)
Administrative expenses	(5,143,196)
Total deductions	(310,751,876)

Decrease in net assets available for benefits	(191,984,900)

Net assets available for benefits, beginning of year	3,600,724,219

Net assets available for benefits, end of year	$3,408,739,319

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts is maintained by Fidelity.

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until the contribution rate reaches the amount that will be subject to matching contributions. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. FirstEnergy matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, sixteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FirstEnergy common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FirstEnergy’s common shares are traded on the NYSE and participation units in the FirstEnergy Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FirstEnergy’s common stock was $31.73 and $38.99 at December 31, 2015 and 2014, respectively. The valuation per unit of the FirstEnergy Common Stock Fund was $38.71 and $47.66 at December 31, 2015 and 2014, respectively.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2015 was 4.25% to 10%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 70-1/2) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events
Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

Certain prior year amounts have been reclassified to conform to the current year presentation as a result of the early adoption of a recent accounting pronouncement discussed below.

3.	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share as a practical expedient under Topic 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan's financial statements.

In July 2015, the (FASB issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 as of December 31, 2015 and has applied the provisions of Part I and Part II retrospectively. Therefore, (i) fully benefit responsive investments contracts are stated at contract value, (ii) the disclosures in Part II for the individual investments that represents 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investment by class of investments in the fair value table have been eliminated. Part III is not applicable to the plan.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– quoted prices for identical or similar instruments in markets that are not active; and
– model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2015 or 2014 or during the year ended December 31, 2015.

There were no changes in valuation methodologies for assets measured at fair value during 2015.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2015 and 2014:

	December 31, 2015 [2]
	Level 1	Level 2	Level 3	Total

Cash and Cash Equivalents	$—	$5,637,239	$—	$5,637,239

Common Collective Trusts	—	1,443,840,631	—	1,443,840,631

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	331,084,391	—	—	331,084,391
Cash and Cash Equivalents	—	614,972	—	614,972
Total FirstEnergy Common Stock Fund	331,084,391	614,972	—	331,699,363

Registered Investment Companies	685,137,585	257,505,354	—	942,642,939

Self Managed Brokerage Accounts[1]	—	99,343,158	—	99,343,158

Total investments at fair value	$1,016,221,976	$1,806,941,354	$—	$2,823,163,330

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2014 [2]
	Level 1	Level 2	Level 3	Total

Cash and Cash Equivalents	$—	$786,683	$—	$786,683

Common Collective Trusts	—	1,609,301,392	—	1,609,301,392

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	397,852,124	—	—	397,852,124
Cash and Cash Equivalents	—	1,585,729	—	1,585,729
Total FirstEnergy Common Stock Fund	397,852,124	1,585,729	—	399,437,853

Registered Investment Companies	854,269,368	7,412,074	—	861,681,442

Self Managed Brokerage Accounts[1]	—	90,825,741	—	90,825,741

Total investments at fair value	$1,252,121,492	$1,709,911,619	$—	$2,962,033,111

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.	Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the Synthetic GIC's on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0 percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2015 and 2014:

	2015	2014

Short-term investment fund	$16,644,003	$16,553,036
Synthetic GIC's	526,710,773	563,527,352
Total Investments at contract value	$543,354,776	$580,080,388

The synthetic GIC's are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of the Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on April 25, 2014, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2015 and 2014, and for the year ended December 31, 2015:

	2015	2014

Net assets available for benefits per the financial statements	$3,408,739,319	$3,600,724,219
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(2,754,310)	1,196,738
Net assets available for benefits per Form 5500	$3,405,985,009	$3,601,920,957

Total investment loss and interest income on notes receivable
from participants per the financial statements	$(64,172,690)
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(3,951,048)
Investment loss per Form 5500	$(68,123,738)

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	STATE STREET STIF	Money market fund	**	5,637,239
*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock and cash equivalents	**	331,699,363
	FIDELITY PURITAN FUND	Balanced fund	**	123,614,554
	BLACKROCK ACWI EX US - M	International stocks	**	28,527,596
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	113,461,265
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	12,487,783
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	145,703,239
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND J	Blend of stocks, fixed income	**	96,610,097
	BLACKROCK LIFEPATH INDEX 2020 FUND J	Blend of stocks, fixed income	**	127,210,724
	BLACKROCK LIFEPATH INDEX 2025 FUND J	Blend of stocks, fixed income	**	106,891,933
	BLACKROCK LIFEPATH INDEX 2030 FUND J	Blend of stocks, fixed income	**	71,296,683
	BLACKROCK LIFEPATH INDEX 2035 FUND J	Blend of stocks, fixed income	**	35,413,706
	BLACKROCK LIFEPATH INDEX 2040 FUND J	Blend of stocks, fixed income	**	23,115,147
	BLACKROCK LIFEPATH INDEX 2045 FUND J	Blend of stocks, fixed income	**	19,546,004
	BLACKROCK LIFEPATH INDEX 2050 FUND J	Blend of stocks, fixed income	**	23,901,866
	BLACKROCK LIFEPATH INDEX 2055 FUND J	Blend of stocks, fixed income	**	17,068,770
	BLACKROCK LIFEPATH INDEX 2060 FUND J	Blend of stocks, fixed income	**	679,887
	DODGE & COX INTERNATIONAL FUND	International stocks	**	59,480,712
	JP MORGAN GLOBAL OPPORTUNITIES FUND	Global Stocks	**	10,567,304
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	99,343,158
	VANGAURD TOTAL BOND MARKET INDEX	Bonds	**	46,628,365
	PALISADE SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	4,466,934
	MELLON MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	136,568,227
	GOLDMAN SACHS MID CAP VALUE - I	Mid cap value stocks	**	36,195,911
	BLACKROCK EQUITY INDEX FUND - M	Large cap stocks	**	752,543,057

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	16,644,003
	STATE STREET BANK AND TRUST	Synthetic GIC - Single Wrap	**	55,577
	ABBVIE INC SR UNSEC	Corporate Bond - 2.50, 2020	**	1,589,296
	ACCESS MIDSTREAM PARTNER SR UNSEC	Corporate Bond - 4.88, 2024	**	812,855
	ACE INA HOLDINGS SR UNSEC	Corporate Bond - 2.88, 2022	**	1,694,325
	ACE INA HOLDINGS SR UNSEC	Corporate Bond - 3.35, 2024	**	3,547,740
	ALLYL 2015-SN1 A2A	Cash Equivalent - 0.93, 2017	**	1,226,798

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ALTRIA GROUP INC CO GTD	Corporate Bond- 9.25, 2019	**	443,122
	AMERICAN EXPRESS BK FSB BKNT	Corporate Bond- 6.00, 2017	**	1,301,228
	AMERICAN EXPRESS CREDIT SR UNSEC	Corporate Bond - 1.14, 2020	**	396,824
	AMERICAN EXPRESS CREDIT SR UNSEC	Corporate Bond - 1.55, 2020	**	1,616,367
	AMXCA 2014-3 A	Mortgage - 1.49, 2020	**	2,402,900
	AT&T INC NT	Corporate Bond- 5.80, 2019	**	1,119,814
	BACM 2006-4 A1A WM15 WC6.1267 VAR	Cash Equivalent - 5.62, 2046	**	2,622,248
	BACM 2007-1 A1A	Mortgage - 5.43, 2049	**	2,124,660
	BAIDU INC SR UNSEC	Corporate Bond- 2.75, 2019	**	2,991,623
	BANK OF AMERICA CORP SR NT	Corporate Bond - 5.63, 2020	**	5,207,764
	BANK OF NY MELLON CORP SRUNSEC	Corporate Bond - 2.60, 2020	**	2,023,114
	BEAR STEARNS CO INC GLBL SR UNSEC	Corporate Bond - 7.25, 2018	**	787,607
	BERKSHIRE HATHAWAY INC SNR S* SP BRC	Credit Default Swap - 1.00, 2020	**	33,693
	BK TOKYO-MITSUBISHI UFJ UNSEC 144A	Corporate Bond - 2.35, 2019	**	2,503,311
	BNP PARIBAS GLBL SR UNSEC BKNT	Corporate Bond - 5.00, 2021	**	3,935,105
	BP CAPITAL MARKETS PLC CO GTD	Corporate Bond- 4.74, 2021	**	2,218,926
	BP CAPITAL MARKETS PLC GLBL SR UNSEC	Corporate Bond - 3.25, 2022	**	198,389
	BP CAPITAL MARKETS PLC UNSEC	Corporate Bond - 2.52, 2020	**	1,377,786
	BPCE SA SR UNSEC	Corporate Bond - 4.00, 2024	**	3,626,168
	BSCMS 2006-T24 A4 WM16 WC6.043729	Cash Equivalent - 5.54, 2041	**	2,131,062
	CASH COLLATERAL FUT FOB USD	Cash Equivalent - 0.10, 2060	**	237,021
	CASH COLLATERAL ISDA CBK USD	Cash Equivalent - 0.20, 2060	**	109,016
	CASH COLLATERAL LCH FOB USD	Cash Equivalent - 0.10, 2060	**	275,024
	CCCIT 2013-A7 A7	Cash Equivalent - 0.72, 2020	**	1,750,209
	CCCIT 2014-A3 A3 1MLIB+20BP	Cash Equivalent - 0.49, 2018	**	2,250,459
	CD 2007-CD4 A4	Cash Equivalent - 5.32, 2049	**	3,782,391
	CGCMT 2007-C6 A4 WM16 WC5.7312	Mortgage - 5.71, 2049	**	1,349,105
	CGCMT 2013-GC11 AAB	Mortgage - 2.69, 2046	**	799,083
	CHAIT 2014-A7 A	Mortgage - 1.38, 2019	**	2,195,589
	CHAIT 2015-A5 A	Mortgage - 1.36, 2020	**	1,293,789
	CHEVRON CORP UNSEC FRN	Corporate Bond- 0.77, 2019	**	1,842,470
	CMBX.NA.AAA.7 SP FBF	Credit Default Swap - 0.50, 2047	**	(98,488)
	CMBX.NA.AAA.8 SP GST	Credit Default Swap - 0.50, 2057	**	(139,820)
	CNOOC FINANCE 2014 ULC GLBL CO GTD	Corporate Bond - 1.63, 2017	**	3,216,825
	COMM 2013-CR11 ASB WM23 WC5.205219817	Mortgage - 3.66, 2046	**	1,464,674
	COMM 2014-CR19 ASB WM14	Mortgage - 3.50, 2047	**	1,851,174
	COMM 2014-UBS6 ASB WM14	Mortgage - 3.39, 2047	**	1,830,613

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	COMM 2015-CR23 ASB WM15	Mortgage - 3.26, 2048	**	1,223,472
	COMM 2015-DC1 ASB WM15	Mortgage - 3.14, 2048	**	1,664,426
	COMM 2015-LC19 ASB	Mortgage - 3.04, 2048	**	1,308,385
	COMM 2015-LC21 ASB	Mortgage - 3.42, 2048	**	2,267,088
	COMPASS BANK SR UNSEC	Corporate Bond - 2.75, 2019	**	1,892,258
	CORPBANCA 144A SR UNSEC	Corporate Bond - 3.88, 2019	**	1,501,089
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate Bond - 3.00, 2021	**	2,001,064
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate Bond - 2.30, 2019	**	351,003
	CSAIL 2015-C1 ASB WM15	Mortgage - 3.35, 2050	**	1,068,527
	DISCOVER FINANCIAL SVS SR UNSEC	Corporate Bond - 3.20, 2021	**	3,010,521
	DOMINION GAS HLDGS LLC SR UNSEC	Corporate Bond - 2.80, 2020	**	1,308,324
	ELECTRICITE DE FRANCE SA SR UNSEC 144A	Corporate Bond - 2.35, 2020	**	1,780,592
	ENTERPRISE PRODUCTS OPER CO GTD	Corporate Bond - 5.20, 2020	**	4,249,456
	FED HOME LN MTGE GLBL NT (7MMM)	Corporate Bond - 2.38, 2022	**	24,954,403
	FHA 221D4 P4/02 GREY 54 NCP	Mortgage - 7.43, 2023	**	264
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00, 2045	**	2,898,595
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00, 2045	**	772,893
	FHMS KJ02 A1 WM19 WC4.629891442	Mortgage - 1.64, 2019	**	2,664,935
	FHR 2666 OD PAC WM23 WC5.84	Mortgage - 5.50, 2023	**	976,527
	FHR 2684 PE WM32 WC5.4284	Cash Equivalent - 5.00, 2033	**	66,971
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00, 2034	**	1,377,040
	FHR 2764 UE WM32 WC5.4879	Cash Equivalent - 5.00, 2032	**	527,262
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 0.78, 2035	**	337,119
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00, 2026	**	322,767
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 0.84, 2036	**	411,305
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 0.63, 2037	**	146,372
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 0.73, 2037	**	421,611
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 0.91, 2037	**	273,948
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 1.03, 2037	**	449,025
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 1.05, 2037	**	58,278
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 1.06, 2040	**	235,987
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 0.93, 2040	**	528,286
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 0.81, 2040	**	187,108
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 0.93, 2040	**	1,240,219
	FHR 3747 WF VA 1MLIB+48	Cash Equivalent - 0.81, 2040	**	1,493,719
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 0.83, 2050	**	100,024
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 0.85, 2041	**	2,700,312

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 0.88, 2042	**	3,163,135
	FIN FUT EURO$ CME (RED)	Future - 0.00, 2017	**	(1,613)
	FIN FUT US 10YR CBT	Future - 6.00, 2016	**	(44,827)
	FNMA NT (3MMM)	Corporate - 1.63, 2020	**	10,020,103
	FNMA PASS THRU 20YR #254916	Mortgage - 5.50, 2023	**	319,300
	FNMA PASS THRU 20YR #255075	Mortgage - 5.50, 2024	**	351,083
	FNMA PASS THRU 20YR #AL6722	Mortgage - 5.00, 2030	**	4,787,531
	FNMA PASS THRU 30YR #848210	Mortgage - 5.50, 2035	**	352,955
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50, 2036	**	373,348
	FNMA PASS THRU 30YR #890365	Mortgage - 5.50, 2041	**	465,517
	FNMA PASS THRU 30YR #938504	Mortgage - 5.50, 2037	**	309,773
	FNMA TBA 3.0% JAN 30YR	Mortgage - 3.00, 2046	**	(16,751)
	FNMA TBA 5.0% JAN 30YR	Mortgage - 5.00, 2046	**	(1,289)
	FNR 2005-109 PV WM32 WC6.509500	Cash Equivalent - 6.00, 2032	**	17,326
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 0.87, 2035	**	1,063,437
	FNR 2005-29 JB WM33 WC7.0709	Mortgage - 4.50, 2035	**	4,555
	FNR 2005-68 PC WM34 WC6.55	Mortgage - 5.50, 2035	**	9,290
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 0.67, 2037	**	255,531
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 1.10, 2037	**	997,258
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 0.75, 2037	**	204,087
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 0.73, 2037	**	59,533
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 0.84, 2037	**	256,388
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 0.77, 2037	**	149,610
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 1.09, 2038	**	803,906
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 0.94, 2040	**	238,839
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 0.92, 2040	**	320,447
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 0.82, 2040	**	181,200
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 0.92, 2040	**	414,510
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 0.87, 2040	**	376,891
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 0.89, 2040	**	250,448
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 0.97, 2049	**	723,346
	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 1.10, 2041	**	4,352,000
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 0.97, 2041	**	622,775
	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 0.97, 2041	**	1,299,064
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 0.97, 2041	**	2,349,266
	FNR 2012-141 FA 1MLIB+30BP	Cash Equivalent - 0.72, 2042	**	1,463,097
	FNR 2013-39 FA 1MLIB+35BP	Cash Equivalent - 0.77, 2043	**	1,615,396

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FORD MOTOR CREDIT CO LLC SR UNSEC	Corporate Bond - 5.00, 2018	**	4,750,103
	FORDL 2015-B A2A	Cash Equivalent - 1.04, 2018	**	2,394,068
	FORDO 2015-B A2A	Cash Equivalent - 0.72, 2018	**	1,864,070
	FOREST LABORATORIES INC SR UNSEC 144A	Corporate Bond - 4.38, 2019	**	3,184,346
	GE CAPITAL INTL FUNDING SR UNSEC 144A	Corporate Bond - 2.34, 2020	**	3,923,798
	GECC GLBL NT	Corporate Bond - 4.63, 2021	**	798,487
	GECC SR UNSEC	Corporate Bond - 2.20, 2020	**	753,816
	GNMA I TBA 4.0% JAN 30YR	Mortgage - 4.00, 2046	**	10,780
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50, 2045	**	10,364,125
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 0.70, 2042	**	4,624,084
	GOLDCORP INC GLBL SR UNSEC	Corporate Bond - 3.63, 2021	**	659,235
	GOLDMAN SACHS GROUP INC GLBL SR NT	Corporate Bond - 7.50, 2019	**	2,564,011
	GOLDMAN SACHS GROUP INC GLBL SR UNSEC	Corporate Bond - 5.25, 2021	**	2,807,820
	GOLDMAN SACHS GROUP INC SR NT	Corporate Bond - 5.38, 2020	**	1,749,781
	HAROT 2015-3 A2 WM19 WC2.133500	Cash Equivalent - 0.92, 2017	**	2,298,817
	HUTCHISON WHAMPOA UNSEC 144A	Corporate Bond - 1.63, 2017	**	2,088,355
	INTESA SANPAOLO SPA SR UNSEC	Corporate Bond - 2.38, 2017	**	1,668,943
	INTESA SANPAOLO SPA UNSEC	Corporate Bond - 3.88, 2018	**	1,558,042
	IRS USD 2.25000 12/16/15-7Y LCH	Interest Rate Swap - 2.25, 2022	**	(20,742)
	ITALY GOVT SW D03 SP DUB	Credit Default Swap - 1.00, 2019	**	44,332
	JACKSON NATL LIFE GLOBAL SEC 144A	Corporate - 1.88, 2018	**	1,693,533
	JPMBB 2013-C17 ASB WM23 WC4.9082	Mortgage - 3.71, 2047	**	1,460,548
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Mortgage - 3.50, 2047	**	1,796,958
	JPMBB 2015-C27 ASB	Mortgage - 3.02, 2048	**	1,590,570
	JPMCC 2007-LD12 A4 WM16 WC6.0924	Mortgage - 5.88, 2051	**	2,812,491
	JPMCC 2007-LDPX A3 SEQ WM15 WC5.76	Mortgage - 5.42, 2049	**	2,690,661
	JPMORGAN CHASE & CO	Corporate Bond - 2.35, 2019	**	2,023,747
	JPMORGAN CHASE & CO GLBL SR UNSEC	Corporate Bond - 4.5, 2022	**	1,640,387
	JPMORGAN CHASE & CO SR UNSEC	Corporate Bond - 2.55, 2020	**	348,404
	JPMORGAN CHASE & CO SR UNSEC	Corporate Bond- 4.25, 2020	**	3,273,392
	KINDER MORGAN ENER PART	Corporate Bond - 3.95, 2022	**	1,762,464
	KINDER MORGAN ENER PART NT	Corporate Bond - 6, 2017	**	514,972
	KINDER MORGAN ENER PARTNERS LP SR UNSEC	Corporate Bond - 3.5, 2021	**	1,356,455
	MANUF & TRADERS TRUST CO SR UNSEC	Corporate Bond - 2.25, 2019	**	4,369,182
	MEDTRONIC INC SR UNSEC	Corporate Bond - 3.15, 2022	**	1,171,208
	MEXICO LA SP GST	Credit Default Swap - 1.00, 2019	**	(41,959)

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MLCFC 2006-3 A1A WM09	Cash Equivalent - 5.41, 2046	**	2,682,956
	MOODY'S CORPORATION SR UNSEC	Corporate Bond - 4.88, 2024	**	3,237,224
	MORGAN STANLEY	Corporate Bond - 5.50, 2020	**	2,262,019
	MORGAN STANLEY NT	Corporate Bond - 5.50, 2020	**	4,587,755
	MSBAM 2012-C6 A2 WM21 WC4.692	Mortgage - 1.87, 2045	**	2,504,219
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Mortgage - 3.56, 2046	**	1,142,639
	MSBAM 2014-C18 A2 WM14	Mortgage - 3.19, 2047	**	2,218,898
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Mortgage - 3.07, 2048	**	1,208,033
	MSC 2006-HQ10 A4 SEQ	Cash Equivalent - 5.33, 2041	**	1,642,338
	MSC 2006-HQ9 A4FL 1MLIB+14.75BP	Cash Equivalent - 0.46, 2044	**	1,474,520
	MSC 2007-IQ13 A4 WM16 WC5.8329	Cash Equivalent - 5.36, 2044	**	1,390,825
	MYLAN NV SR UNSEC	Corporate Bond - 2.55, 2019	**	3,478,416
	NA DEVELOPMENT BANK GLBL SR UNSECURED	Corporate Bond - 4.38, 2020	**	5,231,895
	NALT 2015-B A2A	Cash Equivalent - 1.17, 2017	**	1,998,016
	NAVSL 2015-1 A1 1MLIB+30BP	Cash Equivalent - 0.72, 2022	**	1,304,422
	PNC BANK NA SR UNSEC	Corporate Bond - 2.45, 2020	**	1,298,733
	PROLOGIS LP SR UNSEC	Corporate Bond - 4.00, 2018	**	1,466,568
	PRUDENTIAL FINANCIAL INC SNR S* SP GST	Credit Default Swap - 1.00, 2020	**	15,412
	RABOBANK NEDERLAND UTREC	Corporate Bond - 3.88, 2022	**	3,737,636
	SANTANDER HOLDINGS USA SR UNSEC	Corporate Bond- 4.50, 2025	**	2,069,245
	SBA TOWER TRUST NT SEC 144A 1A C	Corporate Bond - 2.90, 2044	**	2,157,620
	SINOPEC GRP OVERSEA 2014	Corporate Bond - 2.75, 2019	**	3,026,912
	SLCLT 2005-3 A2 3MLIB+9BP	Cash Equivalent - 0.60, 2024	**	1,068,462
	SLCLT 2006-2 A5 3MLIB+10BP	Cash Equivalent - 0.61, 2026	**	1,635,145
	SLMA 2004-1 A3	Cash Equivalent - 0.53, 2023	**	1,146,859
	SLMA 2004-3 A5 3MLIB+17	Cash Equivalent - 0.49, 2023	**	1,289,719
	SLMA 2005-3 A5	Cash Equivalent - 0.41, 2024	**	1,366,963
	SLMA 2005-6 A5A 3MLIB+11BP	Cash Equivalent - 0.43, 2026	**	1,072,610
	SLMA 2005-8 A3	Cash Equivalent - 0.43, 2024	**	761,236
	SLMA 2005-8 A4 3MLIB+75	Cash Equivalent - 1.07, 2028	**	222,380
	SLMA 2006-1 A4 3MLIB+9	Cash Equivalent - 0.41, 2019	**	960,088
	SLMA 2006-4 A5 3MLIB+10BP	Cash Equivalent - 0.42, 2025	**	956,681
	SOUTH AFRICA EM SP CBK	Credit Default Swap - 1.00, 2019	**	(205,129)
	SPAIN GOVT SW D03 SP BOA	Credit Default Swap - 1.00, 2020	**	41,248
*	STATE STREET STIF	Cash Equivalent - 0.20, 2030	**	538,680
	SUMITOMO MITSUI BANKING SR UNSEC FRN	Cash Equivalent - 0.90, 2018	**	2,396,273

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TAOT 2015-C A2A	Cash Equivalent - 0.93, 2018	**	899,036
	TIAA ASSET MGMT FIN LLC SR UNSEC 144A	Corporate Bond - 2.95, 2019	**	1,509,648
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2016	**	8,000
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2016	**	3,099,873
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2016	**	1,699,952
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2016	**	1,199,995
	U S TREASURY INFLATE PROT BD	US Treasury - 0.38, 2023	**	6,905,736
	U S TREASURY INFLATE PROT BD	US Treasury - 0.13, 2018	**	21,577,574
	U S TREASURY INFLATE PROT BD	US Treasury - 0.13, 2020	**	7,025,375
	U S TREASURY INFLATE PROT BD	US Treasury - 0.13, 2019	**	19,183,679
	U S TREASURY NOTE	Cash Equivalent - 0.38, 2016	**	1,201,364
	U S TREASURY NOTE	Cash Equivalent - 0.5, 2016	**	65,013,006
	U S TREASURY NOTE	US Treasury - 2.13, 2025	**	5,241,938
	U S TREASURY NOTE	US Treasury - 0.88, 2017	**	7,120,793
	U S TREASURY NOTE	US Treasury - 1.00, 2017	**	13,723,106
	U S TREASURY NOTE	US Treasury - 0.63, 2017	**	13,990,427
	U S TREASURY NOTE FRN	Cash Equivalent - 0.43, 2017	**	10,498,390
	UBS AG STAMFORD CT SR UNSEC	Corporate Bond - 2.38, 2019	**	3,520,476
	UBSBB 2013-C5 AAB WM22 WC4.120420506	Mortgage - 2.69, 2046	**	1,204,436
	VERIZON COMMUNICATIONS SR UNSEC	Corporate Bond - 4.50, 2020	**	4,882,873
	VIACOM INC SR UNSEC	Corporate Bond - 2.75, 2019	**	988,279
	VM CASH CCP LCH FOB USD	Cash Equivalent - 0.01, 2060	**	47,044
	VM CASH FUT DOM FOB USD	Cash Equivalent - 0.01, 2060	**	439,258
	WBCMT 2006-C27 A1A WM15 WC6.1311	Cash Equivalent - 5.75, 2045	**	2,059,751
	WBCMT 2006-C29 A4 WM16 WC5.7219	Cash Equivalent - 5.31, 2048	**	1,161,157
	WEA FINANCE LLC/WESTFIEL UNSEC 144A	Corporate Bond - 2.70, 2019	**	2,994,730
	WELLS FARGO & COMPANY SR UNSEC	Corporate Bond - 3.55, 2025	**	2,948,821
	WELLS FARGO & COMPANY SR UNSEC	Corporate Bond - 1.20, 2020	**	1,998,294
	WFCM 2015-C26 ASB WM15	Mortgage - 2.99, 2048	**	1,491,973
	WFCM 2015-C29 ASB WM15	Mortgage - 3.40, 2048	**	1,628,149
	WILLIAMS PARTNERS LP GLBL SR UNSECURED	Corporate Bond - 5.25, 2020	**	1,881,454

	Capital Preservation Fund Total			540,600,466

	ARTISAN MIDCAP INVESTOR FUND
*	STATE STREET STIF	MONEY MARKET FUND	**	7,557,463

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

ACTIVISION BLIZZARD INC	COMMON STOCK	**	1,223,314
ACUITY BRANDS INC	COMMON STOCK	**	829,289
ALKERMES PLC	COMMON STOCK	**	2,499,676
AMETEK INC	COMMON STOCK	**	5,245,389
ARAMARK	COMMON STOCK	**	744,878
ASPEN TECHNOLOGY INC	COMMON STOCK	**	1,878,522
ATHENAHEALTH INC	COMMON STOCK	**	3,239,682
BECTON DICKINSON AND CO	COMMON STOCK	**	2,693,185
BOSTON SCIENTIFIC CORP	COMMON STOCK	**	4,075,166
CARMAX INC	COMMON STOCK	**	330,404
CEPHEID INC	COMMON STOCK	**	1,528,159
CERNER CORP	COMMON STOCK	**	1,694,327
CHIPOTLE MEXICAN GRILL INC	COMMON STOCK	**	2,601,747
CIGNA CORP	COMMON STOCK	**	3,428,366
CIMAREX ENERGY CO	COMMON STOCK	**	1,397,009
CONCHO RESOURCES INC	COMMON STOCK	**	939,372
CTRIP.COM INTERNATIONAL	DEPOSITORY RECEIPTS	**	1,389,576
DEXCOM INC	COMMON STOCK	**	2,151,022
DOLLAR TREE INC	COMMON STOCK	**	1,732,894
ELECTRONIC ARTS INC	COMMON STOCK	**	4,432,234
ENVISION HEALTHCARE HOLDINGS USD.01	COMMON STOCK	**	1,577,028
FORTUNE BRANDS HOME & SECURITY INC	COMMON STOCK	**	4,865,630
GARTNER INC	COMMON STOCK	**	2,718,370
GLOBAL PAYMENTS INC	COMMON STOCK	**	4,275,013
GUIDEWIRE SOFTWARE INC	COMMON STOCK	**	1,742,835
HARMAN INTERNATIONAL	COMMON STOCK	**	572,608
HD SUPPLY HOLDINGS INC	COMMON STOCK	**	737,297
HUBBELL INC	COMMON STOCK	**	672,825
IHS INC	COMMON STOCK	**	5,850,442
ILLUMINA INC	COMMON STOCK	**	1,907,741
INCYTE CORP	COMMON STOCK	**	957,071
INTERCONTINENTAL EXCHANGE INC	COMMON STOCK	**	919,461
INTUIT INC	COMMON STOCK	**	966,641
JD.COM INC	DEPOSITORY RECEIPTS	**	1,848,139
LEVEL 3 COMMUNICATIONS INC	COMMON STOCK	**	2,373,140
LINKEDIN CORP	COMMON STOCK	**	1,728,614
LKQ CORP	COMMON STOCK	**	6,037,824
LULULEMON ATHLETICA INC	COMMON STOCK	**	734,055
MICHAELS COS INC	COMMON STOCK	**	1,133,690
MOBILEYE NV	COMMON STOCK	**	653,902
MONSTER BEVERAGE CORP	COMMON STOCK	**	2,028,239

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MOTOROLA SOLUTIONS INC	COMMON STOCK	**	751,718
	NETFLIX INC	COMMON STOCK	**	385,346
	NOBLE ENERGY INC	COMMON STOCK	**	694,527
	NVIDIA CORP	COMMON STOCK	**	367,339
	NXP SEMICONDUCTORS NV	COMMON STOCK	**	2,127,793
	PACWEST BANCORP	COMMON STOCK	**	1,497,079
	PALO ALTO NETWORKS INC	COMMON STOCK	**	2,204,392
	REGENERON PHARMACEUTICALS	COMMON STOCK	**	6,342,893
	ROPER TECHNOLOGIES INC	COMMON STOCK	**	631,431
	RPM INTERNATIONAL INC	COMMON STOCK	**	1,920,972
	S+P GLOBAL INC	COMMON STOCK	**	4,772,159
	SEATTLE GENETICS INC	COMMON STOCK	**	1,663,163
	SERVICENOW INC	COMMON STOCK	**	1,901,723
	SIGNET JEWELERS LTD	COMMON STOCK	**	3,584,289
	TD AMERITRADE HOLDING CORP	COMMON STOCK	**	2,982,075
	TEXTRON INC	COMMON STOCK	**	2,821,770
	TIFFANY & CO	COMMON STOCK	**	917,693
	TRACTOR SUPPLY COMPANY	COMMON STOCK	**	3,047,990
	TWITTER INC	COMMON STOCK	**	479,762
	ULTA SALON, COSMETICS & FRAGRANCE	COMMON STOCK	**	2,159,505
	VERISK ANALYTICS INC	COMMON STOCK	**	1,969,896
	WASTE CONNECTIONS INC	COMMON STOCK	**	2,601,871
	WHITEWAVE FOODS CO	COMMON STOCK	**	2,553,586
	WILLIAMS SONOMA INC	COMMON STOCK	**	1,087,010
	WORKDAY INC	COMMON STOCK	**	2,187,535
	Artisan Midcap Investor Fund Total			147,565,756

	METWEST TOTAL RETURN FUND
*	STATE STREET STIF	Money market fund	**	2,049,501
	ACE SECURITIES CORP. ACE 2004 IN1 A1	Mortgage - 1.06, 2034	**	1,132,573
	ACTAVIS FUNDING SCS COMPANY GUAR	Corporate Bond - 4.75, 2045	**	731,284
	ADJUSTABLE RATE MORTGAGE TRUST ARMT	Mortgage - 1.20 2035	**	742,467
	AMER AIRLN 13 1 A PASS T PASS THRU CE	Corporate Bond - 4.00, 2027	**	363,775
	AMERICA WEST AIR 2000 1 PASS THRU CE	Corporate Bond - 8.06, 2022	**	526,295
	AMERICAN HOME MORTGAGE INVESTM AHM 2004	Mortgage - 2.65, 2045	**	1,009,394
	AMERICAN MONEY MANAGEMENT CORP AMMC 2015 16A A1 144A	Other Asset Backed - 1.82, 2027	**	593,174

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(b)	(c)	(d)	(e)
Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

AT+T INC SR UNSECURED	Corporate Bond - 4.80, 2044	**	439,486
AT+T INC SR UNSECURED	Corporate Bond - 4.75, 2046	**	196,969
BABSON CLO LTD BABSN 2015 IA A 144A	Other Asset Backed- 1.71, 2038	**	574,864
BANC OF AMERICA COMMERCIAL MOR 2006 5 A4	Mortgage - 5.41, 2047	**	1,900,276
BANK OF AMERICA CORP SR UNSECURED	Corporate Bond - 2.62, 2020	**	493,711
BANK OF AMERICA NA SUBORDINATED	Corporate Bond - 6.00, 2016	**	1,456,385
BANK OF AMERICA NA SUBORDINATED	Corporate Bond - 5.30, 2017	**	204,270
BCAP LLC TRUST BCAP 2008 IND2 A1	Mortgage - 2.07, 2038	**	953,094
BEAR STEARNS ADJUSTABLE RATE 2003 7 9A	Mortgage - 2.76, 2033	**	988,632
BIOMED REALTY LP COMPANY GUAR	Corporate Bond - 3.85, 2016	**	601,840
BOARDWALK PIPELINES LLC COMPANY GUAR	Corporate Bond - 5.87, 2016	**	681,545
BURLINGTN NORTH SANTA FE	Corporate Bond - 4.15, 2045	**	276,430
CAPITAL ONE BANK USA NA SR UNSECURED	Corporate Bond - 1.20, 2017	**	746,306
CCO SAFARI II LLC SR SECURED 144A	Corporate Bonds - 4.46, 2022	**	592,923
CEDAR FUNDING LTD CEDF 2014 3A A1 144A	Other Asset Backed - 1.89, 2026	**	617,734
CELGENE CORP SR UNSECURED 08/45 5	Corporate Bond - 5.00, 2045	**	351,361
CENTEX HOME EQUITY CXHE 2005 D M1	Other Asset Backed - 0.85, 2035	**	649,184
CENTEX HOME EQUITY CXHE 2005 D M2	Other Asset Backed - 0.88, 2035	**	1,191,501
CHASE ISSUANCE TRUST CHAIT 2015 A6 A6	Credit Card Receivable - 0.58, 2019	**	589,135
CITIGROUP INC SR UNSECURED	Corporate Bond - 1.30, 2016	**	399,021
CITIGROUP MORTGAGE LOAN TRUST I 2015 6 2A1 144A	Mortgage - 0.49, 2035	**	1,041,152
COLLEGIATE FUNDING SERVICES ED COELT 2005 A A4	Other Asset Backed - 0.80, 2035	**	976,483
COLUMBIA PIPELINE GROUP COMPANY GUAR 144A	Corporate Bond - 2.45, 2018	**	733,289
CONTL AIRLINES 2009 2 PASS THRU CE	Corporate Bond - 7.25, 2021	**	730,823
DUKE ENERGY CAROLINAS 1ST REF MORT	Corporate Bond - 3.75, 2045	**	648,308
DUQUESNE LIGHT HOLDINGS SR UNSECURED 144A	Corporate Bond - 5.9, 2021	**	892,159
ENCORE CREDIT RECEIVABLES TRUS ECR 2005 4 M1	Other Asset Backed - 0.84, 2036	**	998,363
ENERGY TRANSFER PARTNERS SR UNSECURED	Corporate Bond - 2.50, 2018	**	459,432
ENERGY TRANSFER PARTNERS SR UNSECURED	Corporate Bond - 5.15, 2045	**	311,300
ESSEX PORTFOLIO LP COMPANY GUAR	Corporate Bond - 5.50, 2017	**	468,507
FANNIE MAE NOTES	Government Issues - 0.42, 2017	**	2,376,432
FANNIE MAE NOTES	Government Issues - 0.27, 2017	**	2,365,445
FANNIEMAE ACES FNA 2012 M11 FA	Mortgage - 0.69, 2019	**	967,955

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FANNIEMAE ACES FNA 2015 M1 A2	Mortgage - 2.53, 2024	**	1,119,538
	FANNIEMAE ACES FNA 2015 M4 FA	Mortgage - 0.40, 2018	**	1,088
	FARMERS EXCHANGE CAP III SUBORDINATED 144A	Corporate Bond - 5.45, 2054	**	699,753
	FED HM LN PC POOL G07848 FG	Mortgage - 3.50, 2044	**	2,058,514
	FED HM LN PC POOL G07924 FG	Mortgage - 3.50, 2045	**	2,102,429
	FED HM LN PC POOL G08636 FG	Mortgage - 3.50, 2045	**	9,801
	FED HM LN PC POOL G08653 FG	Mortgage - 3.00, 2045	**	1,744,432
	FED HM LN PC POOL G08659 FG	Mortgage - 3.50, 2045	**	2,028,023
	FED HM LN PC POOL G08669 FG	Mortgage - 4.00, 2045	**	1,168,370
	FED HM LN PC POOL G08671 FG	Mortgage - 3.50, 2045	**	2,343,822
	FED HM LN PC POOL G08672 FG	Mortgage - 4.00, 2045	**	1,171,817
	FED HM LN PC POOL G08676 FG	Mortgage - 3.50, 2045	**	1,485,580
	FED HM LN PC POOL G08677 FG	Mortgage - 4.00, 2045	**	954,147
	FED HM LN PC POOL G18565 FG	Mortgage - 3.00, 2030	**	540,654
	FED HM LN PC POOL G18568 FG	Mortgage - 2.50, 2030	**	1,505,212
	FED HM LN PC POOL G60023 FG	Mortgage - 3.50, 2045	**	2,236,112
	FED HM LN PC POOL G60080 FG	Mortgage - 3.50, 2045	**	2,279,657
	FED HM LN PC POOL G60238 FG	Mortgage - 3.50, 2045	**	244,447
	FEDERAL HOME LOAN BANK BONDS	Government Issues - 1.25, 2030	**	1,187,697
	FHLMC MULTIFAMILY STRUCTURED P FHMS KF02 A1	Mortgage - 0.80, 2020	**	640,722
	FHLMC MULTIFAMILY STRUCTURED P FHMS KGRP A	Mortgage - 0.57, 2020	**	769,156
	FHLMC MULTIFAMILY STRUCTURED P FHMS KS03 A4	Mortgage - 3.16, 2025	**	231,844
	FIRST CHI NBD INST CAP I LIMITD GUARA	Corporate Bond - 0.88, 2027	**	106,875
	FNMA POOL 467944 FN	Mortgage - 4.25, 2021	**	533,844
	FNMA POOL 468822 FN	Mortgage - 4.1, 2021	**	494,024
	FNMA POOL 471713 FN	Mortgage - 2.85, 2022	**	398,395
	FNMA POOL AL0151 FN	Mortgage - 4.38, 2021	**	1,150,660
	FNMA POOL AL0705 FN	Mortgage - 3.47, 2020	**	220,760
	FNMA POOL AL3382 FN	Mortgage - 2.35, 2023	**	316
	FNMA POOL AL6167 FN	Mortgage - 3.50, 2044	**	2,236,396
	FNMA POOL AL6829 FN	Mortgage - 2.96, 2027	**	788,392
	FNMA POOL AM2749 FN	Mortgage - 2.83, 2023	**	401,691
	FNMA POOL AM4125 FN	Mortgage - 3.74, 2023	**	551,933
	FNMA POOL AM4493 FN	Mortgage - 3.92, 2023	**	530,256
	FNMA POOL AM8774 FN	Mortgage - 2.67, 2025	**	543,686

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA POOL FN0001 FN	Mortgage - 3.76, 2020	**	593,766
	FNMA TBA 15 YR 2.5 SINGLE FAMILY	Mortgage - 2.50, 2031	**	2,413,933
	FNMA TBA 30 YR 3 SINGLE FAMILY	Mortgage - 3.00, 2046	**	3,305,030
	FNMA TBA 30 YR 3.5 SINGLE FAMILY	Mortgage - 3.50, 2046	**	7,340,711
	FNMA TBA 30 YR 4 SINGLE FAMILY	Mortgage - 4.00 2046	**	2,174,543
	FNMA TBA 30 YR 4.5 SINGLE FAMILY	Mortgage - 4.50, 2046	**	2,051,763
	FORD MOTOR CREDIT CO LLC	Corporate Bond - 1.70, 2016	**	1,000,980
	GENERAL ELECTRIC CO SR UNSECURED	Corporate Bond - 4.50, 2044	**	823,306
	GENERAL MOTORS CO SR UNSECURED	Corporate Bond - 3.50, 2018	**	353,514
	GILEAD SCIENCES INC SR UNSECURED	Corporate Bond - 4.50, 2045	**	342,357
	GNMA II POOL MA2754 G2	Mortgage - 3.50, 2045	**	8,670
	GNMA II POOL MA2961 G2	Mortgage - 3.50, 2045	**	1,076,781
	GNMA II POOL MA3033 G2	Mortgage - 3.00, 2045	**	1,000,576
	GNMA II POOL MA3104 G2	Mortgage - 3.00, 2045	**	2,104,990
	GNMA II POOL MA3173 G2	Mortgage - 3.50, 2045	**	1,210,123
	GNMA II POOL MA3174 G2	Mortgage - 4.00, 2045	**	1,108,815
	GNMA II TBA 30 YR 3.5 JUMBOS	Mortgage - 3.50, 2046	**	2,845,919
	GNMA II TBA 30 YR 4.5 JUMBOS	Mortgage - 4.50, 2046	**	537,188
	GOLDMAN SACHS GROUP INC	Corporate Bond - 3.75, 2025	**	604,001
	GOLDMAN SACHS GROUP INC	Corporate Bond - 5.25, 2021	**	304,046
	GOLDMAN SACHS GROUP INC	Corporate Bond - 4.75, 2045	**	347,682
	GOLDMAN SACHS GROUP INC	Corporate Bond - 2.01, 2023	**	302,663
	GREENPOINT MORTGAGE FUNDING TR GPMF 2005 HY1 1A1A	Mortgage - 0.69, 2035	**	930,106
	HARBORVIEW MORTGAGE LOAN TRUST HVMLT 2005 9 2A1A	Mortgage - 0.74, 2035	**	1,013,609
	HBOS PLC SUBORDINATED 144A	Corporate Bond - 6.75, 2018	**	681,659
	HCP INC SR UNSECURED	Corporate Bond - 3.75, 2016	**	500,704
	HCP INC SR UNSECURED	Corporate Bond - 4.2, 2024	**	769,871
	HIGHER EDUCATION FUNDING	Other Asset Backed - 1.44, 2034	**	1,019,911
	INTERNATIONAL TRANSMISSI 1ST MORTGAGE 144A	Corporate Bond - 4.62, 2043	**	621,589
	INTL LEASE FINANCE CORP SR SECURED 144A	Corporate Bond - 7.12, 2018	**	513,750
	INTL LEASE FINANCE CORP SR SECURED	Corporate Bond - 6.75, 2016	**	328,875
	JP MORGAN CHASE BANK	Corporate Bond - 0.83, 2016	**	299,554
	JP MORGAN CHASE COMMERCIAL MOR 2011 C4 A2 144A	Mortgage - 3.34, 2046	**	496,835
	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2011 PLSD A1 144A	Mortgage - 2.19, 2028	**	17,541

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JP MORGAN MORTGAGE ACQUISITION JPMAC 2005 FLD1 M3	Mortgage - 1.20, 2035		980,301
	JPM CHASE CAPITAL XXIII LIMITD GUARA	Corporate Bond - 1.36, 2077	**	1,053,500
	JPMORGAN CHASE + CO SR UNSECURED	Corporate Bond - 4.25, 2020	**	996,567
	JPMORGAN CHASE + CO SR UNSECURED	Corporate Bond - 2.55, 2020	**	424,338
	KIMCO REALTY CORP SR UNSECURED	Corporate Bond - 5.78, 2016	**	403,786
	KKR GROUP FINANCE CO III COMPANY GUAR 144A	Corporate Bond - 5.12, 2044	**	220,354
	MAGNETITE CLO LTD MAGNE 2014 9A A1 144A	Other Asset Backed - 1.73, 2026	**	590,617
	MAGNETITE CLO LTD MAGNE 2015 12A A 144A	Other Asset Backed - 1.82, 2027	**	595,994
	METROPOLITAN WEST FLOATING RAT	Mutual Funds	**	2,424,939
	METROPOLITAN WEST HIGH YIELD	Mutual Funds	**	4,475,117
	MICROSOFT CORP SR UNSECURED	Corporate Bond - 3.75, 2045	**	322,495
	MICROSOFT CORP SR UNSECURED	Corporate Bond - 3.12, 2025	**	718,793
	MLCC MORTGAGE INVESTORS INC MLCC 2004 A A1	Mortgage - 0.88, 2029	**	1,003,551
	MORGAN STANLEY SR UNSECURED	Corporate Bond - 5.95, 2017	**	1,182,860
	MORTGAGEIT TRUST MHL 2005 2 1A1	Mortgage - 0.68, 2035	**	843,657
	NATIONSTAR HOME EQUITY LOAN TR NSTR 2006 B AV4	Other Asset Backed - 0.70, 2036	**	1,210,265
	NATIONWIDE MUTUAL INSURA SUBORDINATED 144A 12/24 VAR	Corporate Bond - 2.80, 2024	**	386,884
	NAVIENT STUDENT LOAN TRUST NAVSL 2015 2 A3	Other Asset Backed - 0.99, 2040	**	1,112,623
	NELNET STUDENT LOAN TRUST NSLT 2015 2A A2 144A	Other Asset Backed- 1.02, 2042	**	963,983
	NELNET STUDENT LOAN TRUST NSLT 2015 3A A2 144A	Other Asset Backed -1.02, 2046	**	1,148,342
	NEW YORK CITY NY MUNI WTR FIN NYCUTL	Municipal Bond - 5.95, 2042	**	879,093
	NEW YORK CITY NY TRANSITIONAL NYCGEN	Municipal Bond - 5.57, 2038	**	515,245
	NEW YORK ST DORM AUTH ST PERSO NYSHGR	Municipal Bond - 5.28, 2033	**	583,120
	NOBLE ENERGY INC SR UNSECURED	Corporate Bond - 5.25, 2043	**	60,504
	NYU HOSPITALS CENTER UNSECURED	Corporate Bond - 4.784, 2044	**	499,116
	PENNSYLVANIA HIGHER EDUCATION PHEAA 2015 1A A 144A	Other Asset Backed - 1.02, 2041	**	1,063,360
	POTOMAC ELECTRIC POWER 1ST MORTGAGE	Corporate Bond - 4.15, 2043	**	485,127
	RECKSON OPERATING PRTSHP COMPANY GUAR	Corporate Bond - 6.00, 2016	**	529,897
	RELIANCE STAND LIFE II SECURED 144A	Corporate Bond - 2.15, 2018	**	472,194
	RESIDENTIAL ASSET SECURITIES C RASC 2005 KS12 A3	Other Asset Backed - 0.74, 2036	**	732,821

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	RESIDENTIAL ASSET SECURITIES C RASC 2005 KS7 M2	Other Asset Backed - 0.88, 2036	**	502,143
	ROYAL BK SCOTLND GRP PLC SR UNSECURED	Corporate Bond - 1.87, 2017	**	995,815
	SEQUOIA MORTGAGE TRUST SEMT 2003 8 A1	Mortgage - 0.84, 2034	**	934,190
	SLM STUDENT LOAN TRUST SLMA 2004 10 A6A 144A	Other Asset Backed - 0.86, 2026	**	1,184,681
	SLM STUDENT LOAN TRUST SLMA 2005 7 A4	Other Asset Backed - 0.46, 2029	**	1,171,845
	SLM STUDENT LOAN TRUST SLMA 2007 1 A5	Other Asset Backed - 0.40, 2026	**	1,051,276
	SLM STUDENT LOAN TRUST SLMA 2008 2 B	Other Asset Backed - 1.51, 2083	**	163,603
	SLM STUDENT LOAN TRUST SLMA 2008 4 B	Other Asset Backed - 2.16, 2029	**	222,411
	SLM STUDENT LOAN TRUST SLMA 2008 5 A4	Other Asset Backed - 2.01, 2023	**	966,673
	SLM STUDENT LOAN TRUST SLMA 2008 5 B	Other Asset Backed - 2.16, 2029	**	371,320
	SLM STUDENT LOAN TRUST SLMA 2008 8 B	Other Asset Backed - 2.56, 2029	**	219,137
	SLM STUDENT LOAN TRUST SLMA 2008 9 A	Other Asset Backed - 1.81, 2023	**	1,007,610
	SLM STUDENT LOAN TRUST SLMA 2008 9 B	Other Asset Backed - 2.56, 2083	**	367,347
	SLM STUDENT LOAN TRUST SLMA 2012 5 A2	Other Asset Backed - 0.72, 2019	**	771,905
	SLM STUDENT LOAN TRUST SLMA 2012 6 A3	Other Asset Backed - 1.71, 2026	**	1,178,336
	SLM STUDENT LOAN TRUST SLMA 2013 4 A	Other Asset Backed - 0.97, 2027	**	862,263
	SOUTHERN CALIF GAS CO 1ST MORTGAGE	Corporate Bond - 3.75, 2042	**	466,192
	SOUTHWESTERN ELEC POWER	Corporate Bond - 3.90, 2045	**	612,938
	SPECTRA ENERGY PARTNERS	Corporate Bond - 4.50, 2045	**	307,390
	STRUCTURED ASSET MORTGAGE INVE SAMI 2004 AR2 2A	Mortgage - 4.37, 2034	**	1,020,160
	TC PIPELINES LP SR UNSECURED	Corporate Bond - 4.37, 2025	**	483,044
	TCW EMERGING MARKETS INCOME FU TCW EMERG MKTS INCOME I	Mutual Funds	**	1,095,415
	TREASURY BILL	Cash Equivalent - 0.01, 2016	**	5,678,400
	TREASURY BILL	Cash Equivalent - 0.01, 2016	**	6,361,313
	TSY INFL IX N/B	US Treasury - 1.37, 2044	**	4,586,439
	TSY INFL IX N/B	US Treasury - 0.75, 2045	**	3,571,220
	TSY INFL IX N/B	US Treasury - 2.50, 2016	**	1,793,153
	TSY INFL IX N/B	US Treasury - 0.25, 2025	**	657,080
	TSY INFL IX N/B	US Treasury - 1.25, 2016	**	402,239
	TSY INFL IX N/B	US Treasury - 0.37, 2025	**	131,408
	UAL 2009 1 PASS THRU TR PASS THRU CE 0	Corporate Bond - 10.4, 2018	**	222,636
	UBS AG STAMFORD CT SR UNSECURED	Corporate Bond - 1.80, 2018	**	459,230
	UBS AG STAMFORD CT SR UNSECURED	Corporate Bond - 1.37, 2017	**	348,332
	UNITED STATES OF AMER TREAS	Cash Equivalent - 0.01, 2016	**	35,000

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	UNITED STATES OF AMER TREAS	US Treasury - 0.00, 2016	**	65,000
	UNITEDHEALTH GROUP INC SR UNSECURED	Corporate Bond - 4.62, 2035	**	368,532
	UNIV OF CALIFORNIA CA REVENUES UNVHGR	Municipal Bond - 3.93, 2045	**	532,857
	US 5YR NOTE (CBT) MAR16 XCBT 20160331	Future	**	8,045,781
	US TREASURY N/B	US Treasury - 3.00, 2045	**	15,770,778
	US TREASURY N/B	US Treasury - 1.37, 2020	**	6,714,321
	US TREASURY N/B	US Treasury - 2.25, 2025	**	1,176,589
	US TREASURY N/B	US Treasury - 0.87, 2017	**	6,585,661
	US TREASURY N/B	US Treasury - 1.62, 2020	**	10,292,029
	US TREASURY N/B	US Treasury - 1.75, 2020	**	3,240,224
	US TREASURY N/B	US Treasury - 1.00, 2017	**	4,134,825
	US TREASURY N/B	US Treasury - 0.75, 2017	**	6,902,440
	VERIZON COMMUNICATIONS	Corporate Bond - 4.86, 2046	**	454,427
	VERIZON COMMUNICATIONS	Corporate Bond - 2.50, 2016	**	251,950
	VERIZON COMMUNICATIONS	Corporate Bond - 4.52, 2048	**	357,718
	VNO MORTGAGE TRUST VNDO 2012 6AVE A 144A	Mortgage - 2.99, 2030	**	236,440
	VOYA CLO LTD VOYA 2015 1A A1 144A	Other Asset Backed - 1.79, 2027	**	504,391
	WAL MART STORES INC SR UNSECURED	Corporate Bond - 4.75, 2043	**	295,781
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR1 A1A	Mortgage - 1.06, 2045	**	873,093
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR13 A1A2	Mortgage - 1.70, 2045	**	1,032,258
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A1A	Mortgage - 0.73, 2045	**	936,338
	WEA FINANCE LLC/WESTFIEL COMPANY GUAR 144A	Corporate Bond - 2.70, 2019	**	644,644
	WELLS FARGO HOME EQUITY TRUST WFHET 2006 1 A4	Other Asset Backed - 0.65, 2036	**	813,825
	WELLTOWER INC SR UNSECURED	Corporate Bond - 3.62, 2016	**	803,476
	WI TREASURY SEC.	Cash Equivalent - 0.01, 2016	**	1,274,903
	Total Metwest Total Return Fund			246,938,050

		Total Investments		3,363,763,796

	Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 10%	—	59,649,938

				3,423,413,734
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2015
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Single Transactions
*	STATE STREET STIF	$215,073,734	N/A	N/A	$—	$215,073,734	$215,073,734	N/A

	EQUITY INDEX FUND M	$700,034,821	N/A	N/A	$—	$700,034,821	$700,034,821	N/A

	BLACKROCK EQUITY INDEX FUND - M	N/A	$700,034,821	N/A	$—	$700,034,821	$700,034,821	$—

	PIMCO TOTAL RETURN FUND	N/A	$215,239,710		$—	$218,823,772	$215,239,710	$(3,584,062)

Series
*	STATE STREET STIF	$937,447,157	N/A	N/A	$—	$937,447,157	$937,447,157	N/A
	699 Transactions

*	STATE STREET STIF	N/A	$930,880,387	N/A	$—	$930,880,386	$930,880,387	$1
	1011 Transactions

	BLACKROCK EQUITY INDEX FUND - M	$14,715,854	N/A	N/A	$—	$14,715,854	$14,715,854	N/A
	16 Transactions

	BLACKROCK EQUITY INDEX FUND - M	N/A	$801,121,121	N/A	$—	$794,692,035	$801,121,121	$6,429,086
	169Transactions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2015
#34-1843785 Plan 002
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(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

	EQUITY INDEX FUND M	$711,910,119	N/A	N/A	$—	$711,910,119	$711,910,119	N/A
	16 Transactions

	EQUITY INDEX FUND M	N/A	$11,979,766	N/A	$—	$11,078,346	$11,979,766	$901,420
	43 Transactions

	PIMCO TOTAL RETURN FUND	$10,984,441	N/A	N/A	$—	$10,984,441	$10,984,441	N/A
	38 Transactions

	PIMCO TOTAL RETURN FUND	N/A	$216,882,019	N/A	$—	$220,490,742	$216,882,019	$(3,608,723)
	8 Transactions
* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 28, 2016

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee